SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. _____)*

Exeter Resource Corporation

(Name of Issuer)

Common Shares

(Title or Class of Securities)

301835104

(CUSIP Number)

Bryce G. Roxburgh

3 Tolentino Street

San Lorenzo Village, Makati, Philippines

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 8, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐. Check the following box if a fee is being paid with statement ☐. (A fee is not required only if the following reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described is Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.) Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remained of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 301835104

1.	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Bryce G. Roxburgh

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

PF, OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED	☐
PURSUANT TO ITEMS 2(d) or 2(e)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Australian

NUMBER OF	7.	SOLE VOTING POWER	4,667,250
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER	0
OWNED BY
EACH	9.	SOLE DISPOSITIVE POWER	4,667,250
REPORTING
PERSON WITH	10.	SHARED DISPOSITIVE POWER	0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,667,250*

* The reporting person holds 1,284,750 common shares directly, 2,500,000 common shares through Rowen Company Limited, and stock options which may be exercised to purchase an additional 882,500 common shares.

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) *

11.9785%**

** The percentages used herein are calculated based on 38,081,013 outstanding shares as of April 27, 2007, plus 882,500 common shares in underlying stock options, which are beneficially owned by the reporting person and included pursuant to Rule 13d-3(d)(1)(i) of the Act..

14.	TYPE OF REPORTING PERSON*

IN

Item 1.   Security and Issuer.

Exeter Resource Corporation [XRA] (the “Issuer”)
Common Shares
Suite 1260, 999 W. Hastings Street, Vancouver, British Columbia V6C 2W2 Canada

Item 2.   Identity and Background.

This Schedule 13D is being filed by Bryce G. Roxburgh (“Roxburgh”). Roxburgh’s address is 3 Tolentino Street, San Lorenzo Village, Makati, Philippines. Roxburgh is an Australian citizen and is a director and the president and chief executive officer of the Issuer. During the past five years, Roxburgh has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the last five years, Roxburgh has not been party to any civil proceeding of a judicial or administrative body of competent jurisdiction.

Item 3.   Source and Amount of Funds or Other Compensation.

The 1,284,750 shares held directly by Roxburgh were acquired using personal funds and include shares purchased through the exercise of employee stock options.

The 2,500,000 shares held indirectly through Rowen Company Limited were acquired pursuant to agreements dated October 27, 2002, January 18, 2003 and April 30, 2003, in which the issuer acquired the right to earn a 100% interest in Cognito Limited (“Cognito”) from Rowen Company Limited (“Rowen”). Bryce Roxburgh, the issuer's President and CEO is a principal of Rowen. Cognito has the right to acquire 100% of the La Cabeza gold project in Argentina. Under the agreements the issuer acquired an initial 50% interest in Cognito during the year ended December 31, 2003 and fulfilled the requirements under the agreements to exercise its option to acquire the remaining 50% interest in Cognito during the year ended December 31, 2005. Consequently the issuer issued 2,500,000 common shares at a price of $1.00 per share to Rowen for the acquisition of the remaining 50% interest in Cognito.

Roxburgh also holds options of the Issuer, which were acquired by Roxburgh at no cost and which are exercisable to purchase 882,500 common shares of the issuer.

Item 4.   Purpose of Transaction.

Roxburgh has acquired the shares for investment purposes only. Roxburgh was a director and officer of the Issuer at the time the Issuer became a Section 12g reporting company.

Item 5.   Interest in Securities of the Issuer.

See items 7-11 on the cover page.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

None

Item 7.    Materials to be Filed as Exhibits.

None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 4, 2007	/s/ Bryce G. Roxburgh _________________________________________________
Bryce G. Roxburgh